Exhibit 99.2

SciSparc: NeuroThera Labs Announces Publication of International Patent in Collaboration with Clearmind Medicine for Novel Therapy Targeting Weight Loss and Fatty Liver Disease

TEL AVIV, Israel, March 12, 2026 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), today announced that NeuroThera Labs Inc. (TSXV: NTLX) (“NeuroThera”), a clinical-stage pharmaceutical company focused on developing novel treatments for central nervous system (CNS) disorders, in which SciSparc holds a controlling interest of approximately 75%, has advanced its collaboration with Clearmind Medicine Inc. with the publication of an international patent application under the Patent Cooperation Treaty (PCT) for a novel combination therapy aimed at treating weight loss and metabolic dysfunction-associated steatotic liver disease (MASLD, formerly known as fatty liver disease).

The patent publication highlights the potential of a 5-methoxy-2-aminoindane (MEAI)-Palmitoylethanolamide (PEA) combination to offer a safe, non-hallucinogenic neuroplastogen treatment for two major global health challenges: obesity, affecting over 890 million adults worldwide, and MASLD, impacting approximately 30% of the global adult population. Moreover, due to the presumed mechanism of action of the combination, this therapeutic option may offer a safer, easier and more cost effective option than GLP-1s agonists for obesity and MASLD.

By combining Clearmind’s MEAI platform with NeuroThera’s PEA, the companies wish to address the escalating demand for effective, tolerable and safe treatments in the obesity and liver health space. This comes at a time when the global weight loss drugs market is experiencing rapid growth, which was valued at approximately $37 billion in 2025 and is forecasted to reach $226 billion by 2035, driven by increasing awareness of obesity as a chronic disease and the need for innovative alternatives to GLP-1 agonists.

About SciSparc Ltd. (Nasdaq: SPRC):

The Company, through its majority-owned subsidiary NeuroThera Labs Inc., engages in clinical-stage pharmaceutical developments. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company, together with its majority-owned subsidiary NeuroThera Labs Inc., are currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette syndrome, for the treatment of Alzheimer’s disease and agitation; and SCI- 210 for the treatment of ASD and status epilepticus. The Company, through NeuroThera Labs Inc., also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seed oil-based products on the Amazon.com Marketplace.

About NeuroThera Labs Inc.

NeuroThera Labs Inc. is a clinical-stage pharmaceutical company focused on developing novel therapeutics for central nervous system disorders and other underserved health conditions through collaborations and innovative combinations.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc uses forward-looking statements when it discusses the potential benefits and advantages of the potential therapeutic benefits of the MEAI-PEA combination for the treatment of obesity and MASLD; the potential for the MEAI-PEA combination to offer a safer, easier, and more cost-effective alternative to GLP-1 agonists; the presumed mechanism of action of the combination therapy; the anticipated demand for novel treatments in the obesity and liver health space; projections regarding the growth and future value of the global weight loss drugs market; and the Company’s ability to advance the collaboration with Clearmind Medicine Inc. and develop the combination therapy toward commercialization. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F, as amended, filed with the SEC on April 24, 2025, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com
Tel: +972-3-6167055